# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Surrozen, Inc., CIK 0001824893
CUSIP: 86889P208
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 171 Oyster Point Blvd, Suite 400, South San Francisco, California (CA), 94080
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001920938

## Reporting persons
- BRAIDWELL LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 460,753; sole dispositive power 0; shared dispositive power 460,753; aggregate amount beneficially owned 460,753 (3.9% of the class)
- BRAIDWELL MANAGEMENT LLC: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 460,753; sole dispositive power 0; shared dispositive power 460,753; aggregate amount beneficially owned 460,753 (3.9% of the class)
- ALEXANDER T. KARNAL: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 460,753; sole dispositive power 0; shared dispositive power 460,753; aggregate amount beneficially owned 460,753 (3.9% of the class)
- BRIAN J. KREITER: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 460,753; sole dispositive power 0; shared dispositive power 460,753; aggregate amount beneficially owned 460,753 (3.9% of the class)

## Item 1. Issuer
Name of issuer: Surrozen, Inc.
Address of issuer's principal executive offices: 171 Oyster Point Blvd, Suite 400, South San Francisco, California 94080

## Item 2. Person Filing
Name of person filing: This filing is being jointly filed by Braidwell LP, Braidwell Management LLC, Alexander Karnal, and Brian Kreiter (the "Reporting Persons").
Address of principal business office or, if none, residence:
The business address of each Reporting Person is:

100 Washington Blvd
Floor 2
Stamford, CT 06902
Citizenship: Braidwell LP is a limited partnership organized under the laws of the State of Delaware. Braidwell Management LLC is a limited liability company organized under the laws of the State of Delaware. Alexander Karnal and Brian Kreiter are both citizens of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: As of June 30, 2026, each Reporting Person may be deemed to be the beneficial owner of 460,753 shares of common stock. This amount includes (i) 390,753 shares of common stock that are directly owned by Braidwell Partners Master Fund LP and (ii) 70,000 shares of common stock that Braidwell Partners Master Fund LP has the right to acquire within 60 days upon the exercise of warrants (the "Warrants").
Percent of class: As of June 30, 2026, each Reporting Person may be deemed to be the beneficial owner of approximately 3.9% of the shares of common stock outstanding. The percentage set forth herein is calculated based on the sum of (i) 11,610,371 shares of common stock outstanding as of May 4, 2026, as reported in the Issuer's quarterly report on Form 10-Q for the quarterly period ended March 31, 2026, filed with the Securities and Exchange Commission on May 6, 2026, and (ii) 70,000 shares of common stock that Braidwell Partners Master Fund LP has the right to acquire upon exercise of the Warrants, which shares have been added to the total shares of common stock outstanding in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 460,753
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 460,753

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- BRAIDWELL LP: /s/ COLIN BETTISON, COLIN BETTISON / AUTHORIZED SIGNATORY (08/14/2026)
- BRAIDWELL MANAGEMENT LLC: /s/ BRIAN J. KREITER, BRIAN J. KREITER / AUTHORIZED SIGNATORY (08/14/2026)
- ALEXANDER T. KARNAL: /s/ ALEXANDER T. KARNAL, ALEXANDER T. KARNAL (08/14/2026)
- BRIAN J. KREITER: /s/ BRIAN J. KREITER, BRIAN J. KREITER (08/14/2026)